                                                                OMB APPROVAL
                                                                ------------
                                                       OMB Number      3235-0145
                                                       Expires: October 31, 1994
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                                                       hours per form     14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                        KINDERCARE LEARNING CENTERS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock,  par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   494521 20 6
                                ----------------
                                 (CUSIP Number)


Michael E. Cahill, Esq.                 (213) 244-0000
Managing Director & General Counsel     865 South Figueroa Street, Suite 1800
The TCW Group, Inc.                     Los Angeles, California  90017
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April  16, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE   2   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The TCW Group, Inc.
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------

      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not applicable.
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /

- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Nevada
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            10,764,016**
      OWNED BY    -----------------------------------------------------------------------------------------------------------------
       EACH            8    SHARED VOTING POWER
     REPORTING
    PERSON WITH             -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            10,764,016**
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,764,016**
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              52.6%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              HC, CO
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**  includes 958,683 shares issuable upon exercise of warrants



                                                            SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE   3   OF   22   PAGES

- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Trust Company of the West
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not applicable.
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            1,149,264
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
       EACH            8    SHARED VOTING POWER
      REPORTING
    PERSON WITH             -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            1,149,264
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,149,264
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.9%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              CO
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                            SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE   4   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TCW Asset Management Company
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not applicable.
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /

- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            9,614,752**
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
       EACH            8    SHARED VOTING POWER
      REPORTING
    PERSON WITH             -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            9,614,752**
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,614,752**
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              47.0%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              CO, IA
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**  includes 958,683 shares issuable upon exercise of warrants


                                                            SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE   5   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TCW Special Credits
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/
- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not applicable.
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            6,045,831
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
       EACH            8    SHARED VOTING POWER
     REPORTING
   PERSON WITH              -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            6,045,831
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,045,831
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              31.0%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              PN, IA
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                            SCHEDULE 13D
 CUSIP NO. 494521 20 6                                                       PAGE   6   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Oaktree Capital Management, LLC
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            111,473
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
        EACH           8    SHARED VOTING POWER
      REPORTING
     PERSON WITH            3,568,921**
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            111,473
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            3,568,921**
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,680,394**
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.0%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              IA; CO
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**  includes 958,683 shares issuable upon exercise of warrants



                                                            SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE   7   OF   22   PAGES

- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TCW Special Credits Fund V - The Principal Fund
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              WC
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            3,568,921**
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
        EACH           8    SHARED VOTING POWER
      REPORTING
     PERSON WITH            -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            3,568,921**
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,568,921**
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              17.5%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              PN
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

**  includes 958,683 shares issuable upon exercise of warrants


                                                            SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE   8   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TCW Special Credits Fund II
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION


              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            759,767
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
        EACH           8    SHARED VOTING POWER
      REPORTING
      PERSON WITH           -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            759,767
- ------------------------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------

      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              759,767
- ------------------------------------------------------------------------------------------------------------------------------------

      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------

      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.9%
- ------------------------------------------------------------------------------------------------------------------------------------

      14      TYPE OF REPORTING PERSON*

              PN
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                             SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE    9   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TCW Special Credits Fund IIb
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            695,883
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
        EACH           8    SHARED VOTING POWER
      REPORTING
     PERSON WITH            -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            695,883
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              695,883
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.6%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              PN
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                             SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE   10   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TCW Special Credits Fund III
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            2,462,032
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
        EACH           8    SHARED VOTING POWER
      REPORTING
     PERSON WITH            -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            2,462,032
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,462,032
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.6%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              PN
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                            SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE    11   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TCW Special Credits Fund IIIb
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            1,008,198
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
        EACH           8    SHARED VOTING POWER
      REPORTING
     PERSON WITH            -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            1,008,198
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,008,198
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.2%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              PN
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                            SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE   12   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TCW Special Credits Trust
- ------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


- ------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- ------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY            747,159
      OWNED BY    ------------------------------------------------------------------------------------------------------------------
        EACH           8    SHARED VOTING POWER
      REPORTING
     PERSON WITH            -0-
                  ------------------------------------------------------------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            747,159
                  ------------------------------------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            -0-
- ------------------------------------------------------------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              747,159
- ------------------------------------------------------------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

- ------------------------------------------------------------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.8%
- ------------------------------------------------------------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

              OO
- ------------------------------------------------------------------------------------------------------------------------------------
                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                            SCHEDULE 13D

 CUSIP NO. 494521 20 6                                                       PAGE  13   OF   22   PAGES


- ------------------------------------------------------------------------------------------------------------------------------------
          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     TCW Special Credits Trust IIIb
- ------------------------------------------------------------------------------------------------------------------------------------
          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a)/ /
                                                                                                                             (b)/X/


- ------------------------------------------------------------------------------------------------------------------------------------
          3          SEC USE ONLY


- -----------------------------------------------------------------------------------------------------------------------------------
          4          SOURCE OF FUNDS*

                     Not Applicable
- ------------------------------------------------------------------------------------------------------------------------------------
          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    / /


- ------------------------------------------------------------------------------------------------------------------------------------
          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     California
- ------------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF     7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY         402,105
       OWNED BY   ------------------------------------------------------------------------------------------------------------------
         EACH        8    SHARED VOTING POWER
       REPORTING
      PERSON WITH         -0-
                  ------------------------------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          402,105
                  ------------------------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          -0-
- ------------------------------------------------------------------------------------------------------------------------------------
         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     402,105
- ------------------------------------------------------------------------------------------------------------------------------------
         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     / /

- ------------------------------------------------------------------------------------------------------------------------------------
         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.1%
- ------------------------------------------------------------------------------------------------------------------------------------
         14          TYPE OF REPORTING PERSON*

                     OO
- ------------------------------------------------------------------------------------------------------------------------------------
                                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Kindercare Learning Centers, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2400 Presidents Drive, Montgomery, Alabama 36116.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed on behalf of

  (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

  (2) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

  (3) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

  (4) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

  (5) Four California limited partnerships, TCW Special Credits Fund II, TCW Special Credits Fund IIb, TCW Special Credits Fund III and TCW Special Credits Fund IIIb (hereinafter referred to as the "Special Credits Limited Partnerships") of which Special Credits is the general partner;

  (6) TCW Special Credits Fund V, The Principal Fund, a California limited partnership of which TAMCO is the general partner ("Principal Fund");

  (7) Two California collective investment trusts, TCW Special Credits Trust and TCW Special Credits Trust IIIb (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee;

  (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), manager of The Principal Fund pursuant to a subadvisory agreement between TAMCO and Oaktree.

Special Credits, Special Credits Trusts and the Special Credits Limited Partnerships are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO, the Special Credits Entities and The Principal Fund are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of third party accounts which invest in similar securities as the Special Credit Entities (the "Special Credits Accounts"), and Oaktree is also the investment manager of other third party accounts which hold shares of the Issuer's Common Stock (the "Oaktree Accounts").

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors, including The Principal Fund. Special Credits provides investment advice and management services to the Special Credits Limited Partnerships and Special Credits Accounts. The Special Credits Limited Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The Principal Fund is a limited partnership which invests in entities in which there is a potential for The Principal Fund to exercise significant influence over such entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Pursuant to a subadvisory agreement between TAMCO and Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), The Principal Fund is managed by Oaktree, whose business address is 550 South Hope Street, Suite 2200, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.

(A)-(C) & (F)
  (I) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS
- ------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Vice Chairman of the Board
Marc I. Stern            President
Alvin R. Albe, Jr.       Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.    Executive Vice President & Group Managing Director
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (II) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS & DIRECTORS
- ------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Director & Vice Chairman
Thomas E. Larkin, Jr.    Director & President
Alvin R. Albe, Jr.       Director & Executive Vice President, Finance &
                         Administration
Marc I. Stern            Director, Executive Vice President, Managing Director &
                         Chief Investment Officer - International
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer & Assistant
                         Secretary

  (III) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS & DIRECTORS
- ------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.    Director & Vice Chairman of the Board
Marc I. Stern            Director, Vice Chairman of the Board & Chief
                         Investment Officer - International
Ernest O. Ellison        Chief Investment Officer - Domestic Fixed Income
Alvin R. Albe, Jr.       Director, Executive Vice President, Finance &
                         Administration
Michael E. Cahill        Managing Director, General Counsel & Secretary
David K. Sandie          Managing Director, Chief Financial Officer &
                         Assistant Secretary
Hilary G.D. Lord         Senior Vice President, Chief Compliance Officer &
                         Assistant Secretary

  (IV) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
22nd Floor
Los Angeles, California 90071

   (V) Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners.

  (VI) TAMCO is the sole general partner of Principal Fund. See information in paragraph (iii) above regarding TAMCO and its executive officers and directors.

  (VII) The members and executive officers of Oaktree and the portfolio managers of the Special Credits Limited Partnerships, the Special Credits Accounts and The Principal Fund are listed below. The principal address for each member and executive officer of Oaktree and each Portfolio Manager of the Fund is 550 S. Hope Street, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.

EXECUTIVE OFFICERS AND MEMBERS
- ------------------------------
Howard S. Marks          Chairman and Principal
Bruce A. Karsh           President and Principal
Sheldon M. Stone         Principal
David Richard Masson     Principal
Larry Keele              Principal
David Kirchheimer        Managing Director and Chief Financial and
                         Administrative Officer
Kenneth Liang            Managing Director and General Counsel

PORTFOLIO MANAGERS
Stephen A. Kaplan        Senior Managing Director
Bruce A. Karsh           President and Principal

(D)-(E)
During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, The Principal Fund, Oaktree, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 1, 1996, the Special Credit Accounts distributed in-kind to Special Credits 27,868 shares of the Issuer's Common Stock as an incentive payment for managing the assets of the Special Credits Accounts. On March 1, 1996, participants in the Oaktree Accounts distributed in-kind to the Oaktree Accounts 111,473 shares of the Issuer's Common Stock to be managed by Oaktree.

On April 16, 1996 and on April 17, 1996, The Principal Fund acquired 781,377 shares of the Issuer's Common Stock and warrants to purchase 958,683 shares of the Issuer's Common Stock and acquired 62,500 shares of the Issuer's Common Stock, respectively, through private transaction and through broker-dealers. Approximately $11,315,409.13 and $804,687.50, respectively, of funds, including brokerage commission, were used by The Principal Fund for the acquisition of such shares of Common Stock and warrants which was obtained from the working capital of such limited partnership. The Principal Fund had previously obtained other shares, reported herein, on the open market through broker-dealers. The Special Credits Limited Partnerships, Special Credits Trusts and Special Credits Accounts had previously obtained other shares of the Issuer's Common Stock, reported herein, primarily in connection with the bankruptcy restructuring on March 31, 1993 pursuant to the Second Amended Plan of Reorganization of the Issuer and the open market purchase of shares through broker-dealers.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock and warrants acquired on April 16, 1996 and on April 17, 1996 were acquired for investment purposes. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant, additional shares of the Issuer's Common Stock and/or warrants to purchase the Issuer's Common Stocks may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock may be sold. Oaktree, Special Credits and the other TCW Related Entities have indicated to the Issuer that they may purchase more shares and/or warrants, including the possibility of making an offer to purchase all of the outstanding shares and warrants, but have made no proposals and have entered into no agreements which related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, Oaktree, Special Credits and the other TCW Related Entities have not excluded the possibility of considering such matters in the future or formulating a plan with respect to such matters subject to applicable law, and, from time to time, Oaktree, Special Credits or such other TCW Related Entities may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER

  (A) As of the date of this Amendment No. 2 to Schedule 13D, TCW Special Credits Fund II beneficially owns 759,767 shares of the Issuer's Common Stock which is approximately 3.9% of the outstanding shares of the Issuer's Common Stock; TCW Special Credits Fund IIb beneficially owns 695,883 shares of the Issuer's Common Stock which is approximately 3.6% of the outstanding shares of the Issuer's Common Stock; TCW Special Credits Fund III beneficially owns 2,462,032 shares of the Issuer's Common Stock which is approximately 12.6% of the outstanding shares of the Issuer's Common Stock; TCW Special Credits Fund IIIb beneficially owns 1,008,198 shares of the Issuer's Common Stock which is approximately 5.2% of the outstanding shares of the Issuer's Common Stock; and Special Credits, for its own benefit and as the general partner of the Special Credits Limited Partnerships and the investment manager of the Special Credits Accounts may be deemed to beneficially own 6,045,832 shares of the Issuer's Common Stock which is approximately 31.0% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Amendment No. 2 to Schedule 13D, TCW Special Credits Trust beneficially owns 747,159 shares of the Issuer's Common Stock which is approximately 3.8% of the outstanding shares of the Issuer's Common Stock; and TCW Special Credit Trust IIIb beneficially owns 402,105 shares of the Issuer's Common Stock which is approximately 2.1% of the outstanding shares of the Issuer's Common Stock. TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 1,149,264 shares of the Issuer's Common Stock which is approximately 5.9% of the outstanding shares of the Issuer's Common Stock.

As of the date of this Amendment No. 2 to Schedule 13D, The Principal Fund beneficially owns 3,568,921 shares of the Issuer's Common Stock, including (a) 781,377 shares of the Issuer's Common Stock purchased on April 16, 1996, (b) 958,683 shares of the Issuer's Common Stock issuable upon exercise of the warrants purchased on April 16, 1996 and (c) 62,500 shares of the

Issuer's Common Stock purchased on April 17, 1996, which is approximately 17.5% of the outstanding shares of the Issuer's Common Stock.

TAMCO, as the managing partner of Special Credits and the general partner of The Principal Fund may be deemed to beneficially own shares of the Issuer's Common Stock held by the Special Credit Entities, Special Credit Accounts, and The Principal Fund, all of which constitutes 9,614,752 shares (including 958,683 shares of Common Stock issuable upon exercise of warrants held by The Principal
Fund), or approximately 47.0% of the outstanding shares of the Issuer's Common Stock.

TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities, all of which constitutes 10,764,016 shares of the Issuer's Common Stock (including 958,683 shares of Common Stock issuable upon exercise of warrants held by The Principal Fund) (approximately 52.6% of the outstanding shares of the Issuer's Common Stock). TCWG, TCW and TAMCO each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement. Oaktree, pursuant to its subadvisory agreement with TAMCO may be deemed to beneficially own shares of the Issuer's Common Stock held by The Principal Fund, all of which constitutes 3,568,921 shares (including 958,683 shares of Common Stock issuable upon exercise of warrants held by The Principal Fund) of the outstanding shares of the Issuer's Common Stock. Oaktree and each of the foregoing individuals disclaims ownership of the shares of the Issuer's Common Stock reported herein (except for the shares owned directly by such individuals) and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

  (B) Special Credits, as the sole general partner of the Special Credits Limited Partnerships, has discretionary authority and control over all of the assets of the Special Credits Limited Partnerships pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Limited Partnerships. In addition, Special Credits, as the investment manager of the Special Credits Accounts has the discretionary authority and control over all of the assets of such accounts pursuant to the investment management agreement relating to such accounts including the power to vote and dispose of the Issuer's Common Stock held in the name of the Special Credits Accounts. In addition, Special Credits has the sole authority to vote and dispose of 27,868 shares of Common Stock beneficiary owned by Special Credits for its own account. Therefore, Special Credits has the power to vote and dispose of 6,045,831 shares of the Issuer's Common Stock (including 958,683 shares of Common Stock issuable upon exercise of warrants held by The Principal Fund).

TAMCO, as the managing general partner of Special Credits also has the power to vote and dispose the shares of Issuer's Common Stock held by Special Credits referenced above. In addition, TAMCO, as general partner of The Principal Fund has discretionary authority and control over all of the assets of The Principal Fund pursuant to the limited partnership agreement for such limited partnership. Therefore, TAMCO has the power to vote and dispose of 9,614,752 shares of the Issuer's Common Stock (including 958,683 shares of Common Stock issuable upon exercise of warrants held by The Principal Fund).

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreement for such trust including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 1,149,264 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which constitutes 10,764,016 shares of the Issuer's Common Stock (including 958,683 shares of Common Stock issuable upon exercise of warrants held by The Principal Fund).

Oaktree, as the fund manager of (a) the Oaktree Accounts and (b) The Principal Fund pursuant to the subadvisory agreement between TAMCO and Oaktree, may be deemed to have the power to vote and dispose of certain of the shares of the Issuer's Common Stock that the Oaktree Accounts and that The Principal Fund has power to vote and dispose, all of which constitutes 3,680,394 shares of the Issuer's Common Stock.

  (C) Except for the purchases by The Principal Fund and the in-kind distributions described herein, neither Oaktree nor any of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the issuer's Common Stock during the last 60 days.

  (d) None

  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Special Credits, as general partner of the Special Credits Limited Partnerships, receives a fee for managing all the assets of each Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Accounts, receives a management fee for managing the assets of each Special Credits Account. The Special Credits Limited Partnerships and Special Credits Accounts have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from partnership to partnership and account to account.

TAMCO, as general partner of The Principal Fund, receives a management fee for its management of The Principal Fund. Pursuant to a subadvisory agreement between TAMCO and Oaktree, The Principal Fund is managed by Oaktree, who receives a portion of the management fee received by TAMCO for its management of The Principal Fund. The Principal Fund's investment strategy is to invest in entities in which there is a potential for The Principal Fund to exercise significant influence over management.

TCW, as trustee of Special Credits Trusts, receives a management fee for managing all the assets of Special Credits Trusts. The Special Credits Trusts each have an investment strategy similar to the Special Credits Limited Partnerships and Special Credits Accounts in investing in financially distressed entities. However, the implementation of this strategy may differ from entity to entity and account to account.

On April 17, 1996, TAMCO, in its capacity as general partner of The Principal Fund, entered into a letter agreement with Lodestar Associates, L.P., in its capacity as general partner of Starbaby Holding Partnership, to purchase and sell, respectively, the 681,377 shares of the Issuer's Common Stock and 958,683 shares of the Issuer's Common Stock issuable upon exercise of warrants held by The Principal Fund reported herein. Other than this agreement and except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities and Special Credits Accounts, and The Principal Fund, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners, or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1- Agreement of TCW Related Entities regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Kindercare Learning Centers, Inc.

Exhibit 2- Letter Agreement by and between TAMCO, in its capacity as general partner of The Principal Fund and Lodestar Associates, L.P., in its capacity as general partner of Starbaby Holding Partnership, regarding Securities of KinderCare Learning Centers, Inc. dated as of April 17, 1996.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of 19th day of April, 1996.

THE TCW GROUP, INC.


/s/ Michael Cahill
_______________________________________
Michael Cahill
Managing Director and General Counsel

TRUST COMPANY OF THE WEST

/s/ Kenneth Liang
_______________________________________
Kenneth Liang, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


/s/ Kenneth Liang
_______________________________________
Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS


/s/ Kenneth Liang
________________________________________
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND II


/s/ Kenneth Liang
_______________________________________
Kenneth Liang
Authorized Signatory of TCW Asset
Management Company, the Managing General
Partner of TCW Special Credits, the General
Partner of TCW Special Credits Fund II

TCW SPECIAL CREDITS FUND IIb


/s/ Kenneth Liang
______________________________________
Kenneth Liang
Authorized Signatory of TCW Asset
Management Company, the Managing General
Partner of TCW Special Credits, the General
Partner of TCW Special Credits Fund IIb

TCW SPECIAL CREDITS FUND III


/s/ Kenneth Liang
_________________________________________
Kenneth Liang
Authorized Signatory of TCW Asset
Management Company, the Managing General
Partner of TCW Special Credits, the General
Partner of TCW Special Credits Fund III

TCW SPECIAL CREDITS FUND IIIb


/s/ Kenneth Liang
_______________________________________
Kenneth Liang, Authorized Signatory of
TCW Asset
Management Company, the Managing General
Partner of TCW Special Credits, the General
Partner of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS TRUST


/s/ Kenneth Liang
______________________________________
Kenneth Liang,
Authorized Signatory of
Trust Company of the West, the trustee of
TCW Special Credits Trust

TCW SPECIAL CREDITS TRUST IIIb


/s/ Kenneth Liang
_______________________________________
Kenneth Liang,
Authorized Signatory of
Trust Company of the West, the trustee of
TCW Special Credits Trust IIIb


OAKTREE CAPITAL MANAGEMENT, LLC


/s/ Kenneth Liang
_______________________________________
Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS FUND V - THE PRINCIPAL FUND


/s/ Kenneth Liang
______________________________________
Kenneth Liang,
Authorized Signatory of
TCW Asset Management Company, the
General Partner of TCW Special Credits
Fund V - The Principal Fund

                                   SCHEDULE I
                               BOARD OF DIRECTORS
                                       OF
                                 TCW GROUP, INC.


All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

HOWARD P. ALLEN                                  HAROLD R. FRANK
- ---------------                                  ---------------
Former Chairman & CEO                            Chairman of the Board
Southern California Edison                       Applied Magnetics Corporation
2244 Walnut Grove Blvd.                          75 Robin Hill Rd.
Rosemead, CA 91770                               Goleta, CA 93017

JOHN M. BRYAN                                    DR. HENRY A. KISSINGER
- -------------                                    ----------------------
Partner                                          Chairman
Bryan & Edwards                                  Kissinger Associates, Inc.
600 Montgomery St., 35th Floor                   350 Park Ave., 26th Floor
San Francisco, CA 94111                          New York, NY 10022

ROBERT A. DAY
- -------------                                    KENNETH L. LAY
Chairman of the Board,                           --------------------
Chairman and Chief Executive Officer             Enron Corp.
Trust Company of the West                        1400 Smith Street
200 Park Avenue, Suite 2200                      Houston, TX 77002-7369
New York, New York 10166

DAMON P. DE LASZLO, ESQ.                         MICHAEL T. MASIN, ESQ.
- ------------------------                         -----------------------
Managing Director of Harwin                      Vice Chairman
Engineers S.A., Chairman & D.P.                  GTE Corporation
Advisers Holdings Limited                        One Stamford Forum
Byron's Chambers                                 Stamford, CT 06904
A2 Albany, Piccadilly
London W1V 9RD - England                         EDFRED L. SHANNON, JR.
(Citizen of United Kingdom)                      ----------------------
                                                 Investor/Rancher
                                                 1000 S. Fremont Ave.
                                                 Alhambra, CA 91802

WILLIAM C. EDWARDS                               ROBERT G. SIMS
- ------------------                               --------------
Partner - Bryan & Edwards                        Private Investor
3000 Sand Hill Road, Suite 190                   11828 Rancho Bernardo, Box 1236
Menlo Park, CA 94025                             San Diego, CA 92128

ERNEST O. ELLISON                                CARLA A. HILLS
- -----------------                                --------------
Vice Chairman                                    1200 19th Street, N.W.
Trust Company of the West                        5th Floor
865 South Figueroa St., Suite 1800               Washington, DC 20036
Los Angeles, California 90017

                                  EXHIBIT INDEX


                                                                      Sequential
Exhibit                                                                  Page
Number                             Description                          Number
- ------                             -----------                          ------

1.1 Agreement of TCW Related Entities regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Kindercare Learning Centers, Inc. dated as of October 4, 1995.


2.1 Letter Agreement by and between TAMCO, in its capacity as general partner of The Principal Fund and Lodestar Associates, L.P., in its capacity as general partner of Starbaby Holding Partnership, regarding Securities of KinderCare Learning Centers, Inc. dated as of April 17, 1996.